Exhibit (d)(3)
August 17, 2007

Strictly Confidential

JT Wang
Chairman
Acer Inc.
8F, 88, Sec. 1
Hsin Tai Wu Rd., Hsichih
Tapei, Hsien 221, Taiwan, R.O.C.

Ladies and Gentlemen:
     We appreciate the opportunity to discuss with you your interest with respect to a proposal (the “Transaction”) whereby you (“Acer”) would purchase all of the outstanding capital stock of Gateway, Inc. (the “Company”). In order to induce Acer to pursue a due diligence review of the Company and enter into further discussions with the Company regarding the Transaction and in recognition of the time and effort that Acer will expend and the expenses that Acer will incur in investigating the Company’s business and engaging in such discussions (as well as negotiating the definitive terms of the Transaction and underlying documentation), the Company, intending to be legally bound, hereby agrees as follows:
     1.     Exclusivity Period; Competing Transactions. From the date of this letter agreement (this “Agreement”) until 5:00 p.m., Pacific time, on the earlier of (i) the date of execution of a definitive merger agreement between Acer and the Company, if any, with respect to the Transaction and (ii) August 27, 2007 (the “No-Shop Expiration Date”), the Company shall not, nor shall it authorize or permit any of its Subsidiaries or any of its or their respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives (collectively, “Representatives”) to, directly or indirectly:
          (a)     solicit, initiate or knowingly encourage or facilitate any inquiries or the making of any proposal (whether binding or in principle) that constitutes or is reasonably likely to lead to a Takeover Proposal;
          (b)     enter into or participate in any discussions or negotiations regarding any Takeover Proposal, furnish to any third party any information (whether orally or in writing) in connection with, or in furtherance, of any Takeover Proposal, or afford access to the business, properties, assets, books or records of the Company or any of its direct and indirect subsidiaries (each, a “Subsidiary” and, collectively, the “Subsidiaries”), or knowingly assist, participate in, facilitate or encourage any effort by, any third party that has made, is seeking to make or has informed the Company of any intention to make, or has publicly announced an intention to make, a Takeover Proposal;

          (c)     take any action not already taken to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including approving any transaction under, or a third party becoming an “interested stockholder” under, Section 203 of the Delaware General Corporation Law), or any restrictive provision of any applicable anti-takeover provision in the Company’s certificate of incorporation or bylaws, inapplicable to any transactions contemplated by a Takeover Proposal (other than, if applicable, to prevent a “Triggering Event” from occurring under the Company’s existing rights plan);
          (d)     enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar instrument constituting or relating to a Takeover Proposal (other than a confidentiality agreement of the type referred to in Section 2); or
          (e)     grant any third party any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries.
Without limiting the foregoing, it is agreed that any violation of the restrictions on the Company set forth in the preceding sentence by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section 1 by the Company.
     2.     Exception to Permit Discussions, Due Diligence after Receipt of a Superior Proposal. Notwithstanding anything to the contrary in Section 1, the Board of Directors of the Company, directly or indirectly through advisors, agents or other intermediaries, may, subject to compliance with Section 3:
          (a)     engage in negotiations or discussions with any third party that has made after the date of this Agreement a Superior Proposal or a bona fide Takeover Proposal that the Board of Directors of the Company determines in good faith (after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel) may be reasonably likely to lead to the receipt of a Superior Proposal and the making of such Superior Proposal or such Takeover Proposal did not result from a breach of Section 1; and
          (b)     thereafter, furnish to such third party nonpublic information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement with terms overall no less favorable to the Company than those contained in the Non-Disclosure Agreement dated August 3, 2007 executed between Acer and the Company (as it may be amended from time to time, the “Confidentiality Agreement”), provided, that, subject to Section 3, all such information (to the extent that such information has not been previously provided or made or had been previously made available to Acer) is provided or made or had been previously made available to Acer, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such third party), and provided, further, that if such Superior Proposal or Takeover Proposal is made by a third party who or which, on the date hereof, is party to a confidentiality agreement with the Company which would prohibit the Company from complying with any of the terms of this Section 2 or Section 3 requiring the provision by the Company of information, agreements or the documents to Acer, then the Company may take the actions described in clauses (a) and (b) of this Section 2 only if such confidentiality agreement with such third party has been amended (and the Company shall be permitted to amend such confidentiality agreement) to allow the Company to fully comply with such terms of this Section 2 and Section 3 without violating such confidentiality agreement.
          (c)     Notwithstanding the foregoing, nothing contained herein shall prohibit the Board of Directors of the Company from (1) complying with its disclosure obligations under federal or state law with regard to a Takeover Proposal, including taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (or any similar communication to stockholders); or (2) making any “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.
Notwithstanding the foregoing, the Company agrees that, until the No-Shop Expiration Date, it may not take any of the actions described in Section 1(d) even if the Takeover Proposal constitutes a Superior Proposal.
     3.     Required Notices. The Board of Directors of the Company shall not take any of the actions referred to in Section 2 unless the Company shall have delivered to Acer a prior written notice advising Acer that it intends to take such action. In addition, the Company shall notify Acer promptly (but in no event later than 24 hours) after receipt by the Company (or any of its Representatives) of any Takeover Proposal or of any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any third party that may be considering making, or has made, a Takeover Proposal, which notice shall be provided orally and in writing and shall identify the third party making, and the terms and conditions of, any such Takeover Proposal, indication or request (including any changes thereto). The Company shall keep Acer reasonably informed of the status and details of any such Takeover Proposal, indication or request (including any material changes thereto) and shall promptly (but in no event later than 24 hours after receipt) provide to Acer copies of all correspondence and written materials sent or provided to the Company or any of its Subsidiaries that describe the material terms and conditions of any Takeover Proposal.
     4.     Definitions of Takeover Proposal and Superior Proposal. For purposes of this Agreement:
          “Superior Proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into a Takeover Proposal (i) which, if consummated, would result in such third party (or in the case of a direct merger between such third party or any Subsidiary of such third party and the Company, the stockholders of such third party) owning, directly or indirectly, 75% or more of the outstanding shares of capital stock or any other voting securities of the Company or all or substantially all of the consolidated assets of the Company and its Subsidiaries, (ii) which is reasonably capable of being completed on the terms proposed without unreasonable delay and (iii) which is otherwise on terms and conditions which the Board of Directors of the Company determines by a majority vote in its good faith (after consultation with a financial advisor of national reputation and outside counsel) and in light of all relevant circumstances and all the terms and conditions of such proposal and this Agreement, including any break-up fees, expense reimbursement provisions and conditions to consummation, to be more favorable to the Company’s stockholders than the Transaction.
          “Takeover Proposal” means any inquiry, proposal or offer from any third party relating to any (A) acquisition of assets of the Company and its Subsidiaries (including securities of Subsidiaries of the Company) equal to 25% or more of the Company’s consolidated assets or to which 25% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of 25% or more of the outstanding shares of capital stock or any other voting securities of the Company, (C) tender offer (including a self-tender offer) or exchange offer that if consummated would result in any third party beneficially owning 25% or more of the outstanding shares of capital stock or any other voting securities of the Company or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the Company, in each case other than the Transaction and the pending sale of the professional business.
     5.     Obligation to Terminate Existing Discussions. The Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, cease immediately and cause to be terminated any and all existing soliciting activities, discussions or negotiations and non-public information access, if any, with or to any third party conducted prior to the date hereof with respect to any Takeover Proposal. The Company shall promptly request that each third party, if any, in possession of the confidential information about the Company or any of its Subsidiaries that was furnished by or on behalf of the Company or any of its Subsidiaries in connection with its consideration of any potential Takeover Proposal to return or destroy all confidential information heretofore furnished to such third party.
     6.     Confidentiality. Each of the parties hereto agrees on its own behalf and on behalf of its respective affiliates and Representatives to keep strictly confidential all of the terms of this Agreement, the fact that discussions, negotiations or due diligence is underway and the terms of any possible Transaction, unless and to the extent that disclosure (after making reasonable efforts to avoid such disclosure and after advising and consulting with the other party hereto about the intention to make such disclosure and the proposed contents thereof) is in the reasonable view of the disclosing party, upon advice of counsel, required by applicable law or regulation of the New York Stock Exchange.

     7.     Nature of Agreement. Acer and the Company acknowledge and agree that (a) no contract or agreement providing for the Transaction shall be deemed to exist between Acer and the Company, unless and until a definitive merger agreement has been executed and delivered by Acer, the Company and any other party thereto, if any, and (b) unless and until a definitive merger agreement between Acer, the Company and any other parties thereto, if any, has been executed and delivered, neither the Company, on the one hand, nor Acer, on the other hand, or any of their respective Representatives shall have any legal obligation of any kind with respect to the Transaction by virtue of this Agreement or any other written or oral expression with respect to the Transaction, except for the matters specifically agreed to herein. The Company acknowledges and agrees that the transactions contemplated by this Agreement are unique and that in reliance upon the terms hereof Acer has committed, and expects to commit, additional significant resources and thus, in consideration thereof, the parties hereto intend that all the provisions of this Agreement shall be binding and enforceable against the Company
     8.     Counterparts; Governing Law; Venue. This Agreement may be signed in any number of counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without regard to principles of conflicts of laws). In any action among or between any of the parties arising out of or relating to this Agreement, each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware.
     9.     Section Headings. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
     10.     Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and undertakings, both written and oral between the parties hereto with respect to the subject matter thereof. This Agreement is not intended to confer upon any person or entity other than the parties hereto any rights or remedies hereunder.
     11.     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions be consummated as originally contemplated to the fullest extent possible.

     If you are in agreement with the foregoing, please indicate your acceptance by signing below and returning an executed copy of this letter to us.

Very truly yours, GATEWAY, INC.
By:	/s/ J.E. Coleman
	Name:	J.E. Coleman
	Title:	CEO

AGREED TO AND ACCEPTED
AS OF THIS 17th DAY OF AUGUST, 2007:
ACER INC.

By:	/s/ James Chiang

Name: James Chiang Title: President of Channel Business Group

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